Filed by Comcast Corporation Pursuant to Rule 425
                               under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                               Subject Company: AT&T Comcast Corporation
                               Commission File No. 333-82460

                               Date: May 6, 2002


     The following interview of Brian L. Roberts was held by The New York
Times:


A Conversation With the Next Mogul of Cable TV

May 6, 2002

By SETH SCHIESEL

NEW ORLEANS, May 5 - Brian L. Roberts may be the least probable mogul.

He wears a power suit, but is unprepossessing. He was born into wealth, but does not seem entitled. The stock of his company, Comcast, is down sharply this year. Yet Comcast, where Mr. Roberts, 42, is the president, is poised to become the nation's biggest cable television company and one of the world's most powerful media companies - assuming regulators approve its $47 billion stock deal for AT&T's cable business later this year.

The cable industry, which gathers here this week for its annual convention, is a relatively mature business, but still a fairly robust one, too. Many of the biggest cable companies have reported strong quarterly results in recent weeks.

Yet investors seem unconvinced. Cable stocks as a group are down this year, as investors fret that consumers are not buying new digital services as quickly as they had hoped and that satellite television will siphon off cable subscribers.

If the AT&T deal is completed, as is widely expected, Comcast - now the nation's No. 3 cable company - will become the industry leader by far, with more than 22 million subscribers, compared with about 12.7 million for the runner-up, Time Warner Cable. And Mr. Roberts, son of the Comcast founder, Ralph Roberts, will become chief executive of the new AT&T Comcast. The Roberts family will have effective control of AT&T Comcast, with a third of the vote.

As thousands gather here for the National Cable and Telecommunications Association convention, the industry for which Mr. Roberts has emerged as de facto leader is facing challenges. Satellite television companies continue to add subscribers even as cable's subscriber growth has all but leveled off.

Millions of cable customers do continue to sign up each year to upgrade their cable subscription to digital service, as well as high-speed cable Internet access. Some customers are even receiving their local telephone service over cable wires. Yet the growth rate for each of those new, revenue-enhancing services has slowed recently.

Cable providers are now beginning to deploy their next generation of services, led by the long-ballyhooed video-on- demand, which is meant to allow consumers to punch up what they want to watch when they want to watch it. It is too early to gauge the economics of video-on-demand and its effect on advertising, among other revenue considerations.

Meanwhile, the costs that cable companies must pay to programming providers - whether video giants like Viacom, which owns MTV, or upstart systems like New York's YES network, which is affiliated with the New York Yankees - continue to grow.

Sensitive to the uncertainties, attuned to the opportunities, Mr. Roberts sat down for an interview in Manhattan last week to discuss the industry's prospects.

Q. There has been concern that digital cable television has not been as successful as some people had expected. What's the outlook for digital cable?

A. Originally, digital cable was 10 channels of HBO for the price of one, or several Showtimes for the price of one. It was a tremendous value and a huge success.

But some people don't really want HBO or Showtime even if you get 10 of them. So now we have dozens of digital basic channels. These channels, like the multiplexed MTV channels, are attracting attention, but they aren't the drivers for digital like the pay channels are. Digital basic is about customer retention. On systems we've rebuilt that have digital, satellite has penetration that's only about half the national average.

Q. As satellite signs up customers, how important is it that they have the full National Football League package and cable companies do not?

A. We would certainly love to get that content on digital cable and we've reached out to the N.F.L. to see if that's possible. That said, for many people who absolutely must have the N.F.L. package, they've already switched to satellite. The question is, how many people are left who are dying for that product and haven't already switched?

Q. What is the state of the relationship between cable and satellite providers on the one hand, and programming providers, on the other hand?

A. Programming costs are by far our biggest single cost - about 20 percent of revenues, while our salaries for tens of thousands of people are about 10 percent. As I look at programmer-operator relationships, there are sports rights and then there is everything else.

On the nonsports side, it is evolving well. There is tension, but it is a reasonably healthy tension. In our case, last year programming costs went up 15 percent, which is almost three times higher than our typical 5 percent increases to our customers.

We went to the programmers and said "We can't pay 15 percent. We need some more of your content for digital." They said, "Well, we need these rate increases on the basic analog programming, but here's a good deal on programming for the digital tier."

Q. What about on sports?

A. On the sports side there is no one villain that you can point to. No one person controls the sports world.

Look at the YES Network in New York, which carries the New York Yankees games. We agreed to carry YES and we had to pass through a rate increase. Cablevision is not carrying YES, and they have a lot of unhappy customers.

I don't know what the right answer is. If you raise rates, somebody comes back and says, "Why did my rates go up so much?" And with all due respect, when someone writes the newspaper headline, it says "Cable operator raises rates." But if you don't carry YES, the headline is "Cable operator won't carry the Yankees." The reality is it's a Hobson's choice, and it is unpopular no matter what you do.


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


Q. For years, consumers have been hearing about video on demand. What are the next steps and what will this service look like?

A. This is what is most exciting to me about digital cable. As an industry, we will have 25 million digital set-top boxes out there by the end of this year, and they will all be able to do V.O.D.

Let's break V.O.D. into three categories, all of which we will make available to all digital customers. Level one is movies and impulse events on demand. You push the button, you get a product, you pay for the individual transaction.

Level two is subscription video on demand. The best example of that is HBO. You buy HBO with the S.V.O.D. feature, and you get any episode of "Sex and the City" or "The Sopranos" anytime you want. You get to pull up HBO movies anytime you want them.

But the newest idea, and the one that I'm most excited about, is a third level of free video on demand. Why don't we go to CBS or ABC or NBC, and say, "Would you like your local or national newscast to be available anytime the consumer wants it after the original broadcast - and leave the commercials in. Why not give it a shelf life for the rest of the day? If I'm "60 Minutes" or "NBC Nightly News," why don't I want people to have more access to the show? I've already made it. All my costs are fixed. This way I get more people to watch the ads.

We benefit by getting more people to sign up for digital, and the consumer benefits by having free V.O.D. built into the digital tier. We're going to roll this out in Philadelphia this summer. The beauty of it is that satellite can't do it. There is no V.O.D. on satellite.

Q. What about the challenges in integrating AT&T and Comcast?

A. We have a massive integration challenge to create a 22 million subscriber company. This has never been done before. We have 250 or so people at the senior level along with AT&T Broadband's senior team.

When we combine the companies and pick out the best of the best to run it, we should be able to radically accelerate the improvement necessary to create the world's premier cable and telecommunications company and to justify this deal and its valuation.


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


   Note: The following notice is included to meet certain legal requirements:


                           FORWARD-LOOKING STATEMENTS

     The enclosed information contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of AT&T Corp. ("AT&T"), Comcast Corporation ("Comcast") and, after the completion of the proposed transaction between AT&T and Comcast, AT&T Comcast Corporation ("AT&T Comcast") are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in AT&T's, Comcast's and AT&T Comcast's filings with the Securities and Exchange Commission ("SEC"), including risks and uncertainties relating to: failure to obtain and retain expected synergies from the proposed transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, changes in laws or regulations, availability and cost of capital and other similar factors. Readers are referred to AT&T's and Comcast's most recent reports filed with the SEC. AT&T, Comcast and AT&T Comcast are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.


                             ADDITIONAL INFORMATION

      In connection with the proposed transaction, AT&T, Comcast and AT&T Comcast have filed a joint proxy statement / prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about AT&T, Comcast and AT&T Comcast, without charge, at the SEC's web site at http://www.sec.gov. Free copies of AT&T's filings may be obtained by directing a request to AT&T Corp., 295 North Maple Avenue, Basking Ridge, N.J. 07920,
Attention: Investor Relations. Free copies of Comcast's and AT&T Comcast's filings may be obtained by directing a request to Comcast Corporation, 1500 Market Street, Philadelphia, Pennsylvania 19102-2148, Attention: General Counsel.

     AT&T, Comcast and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the proposed transaction. Information concerning Comcast's participants in the solicitation is contained in a filing made by Comcast with the Commission pursuant to Rule 14a-12 on July 9, 2001.


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